Exhibit 99.1

New Gold Completes Redemption of 2022 Senior Notes

(All dollar figures are in US dollars unless otherwise indicated)

July 10, 2020 – New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) today announces that it has completed the previously announced redemption of its outstanding $400 million 6.25% Senior Notes due 2020. The redemption was funded from the net proceeds of its recent issue of $400 million aggregate principal amount of 7.50% Senior Notes due in 2027 and cash on hand.

“The redemption of our 2022 Senior Notes is another key milestone we have achieved that has significantly enhanced our financial flexibility and strengthened our balance sheet,” stated Robert Chasse, Executive Vice President and Chief Financial Officer. “Our improving operational performance along with the completion of several other key transactions during the year has repositioned New Gold for the next phase in our growth strategy.”

About New Gold Inc.
New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River and New Afton Mines as well as the 100% owned Blackwater development project. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation).  New Gold’s vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

For further information, please contact:

Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com

newgold.com